UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities
Exchange Act of 1934
(Amendment No. 1)*

Ekso Bionics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

282644 202
(CUSIP Number)

Chickasaw Nation Industries, Inc.
2600 John Saxon Blvd.
Norman, Oklahoma
73071
Attention: David Nimmo
(405) 235-9621
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282644 202	Schedule 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CNI Commercial LLC 35-2410661
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,896,146
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,896,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,896,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

*See Item 3.

CUSIP No. 282644 202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chickasaw Nation Industries, Inc. 73-1543162
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,896,146
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,896,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,896,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

*See Item 3.

CUSIP No. 282644 202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Nimmo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,896,146
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,896,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,896,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

*See Item 3.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements the Schedule 13D originally filed on May 12, 2015 (the “Schedule 13 D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This First Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.  Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.  Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.  Source and Amount of Funds or Other Consideration

On August 12, 2016, in connection with Issuer’s underwritten public offering, CNI Commercial purchased 375,000 shares of Issuer’s Common Stock at the public offering price of $4.00 per share. CNI Commercial paid for the shares with cash on hand.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following sentence thereto:

The Lock-Up Agreement expired on January 15, 2016.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	Each of the Reporting Persons is deemed to be the beneficial owner of 1,896,146 shares of Issuer’s Common Stock, which represents approximately 9.4% of the outstanding Common Stock.

(b)
Each of the Reporting Persons possesses shared power to vote or direct the vote and to dispose or direct the disposition of all 1,896,146 shares of Issuer’s Common Stock deemed beneficially owned by the Reporting Persons.

(c)	There have been no transactions in the Common Stock of the Issuer effected during the last 60 days by the Reporting Persons.

(d)	N/A

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed.
 Item 7.  Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Schedule 13D filed with the SEC on May 12, 2015

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2016	CNI Commercial LLC
	By:	Chickasaw Nation Industries, Inc., its sole member

	By:	/s/ David Nimmo
	Name:	David Nimmo
	Title:	President & CEO

Chickasaw Nation Industries, Inc.
	By:	/s/ David Nimmo
	Name:	David Nimmo
	Title:	President & CEO

/s/ David Nimmo
David Nimmo